Exhibit 99.9

Company	Wolseley PLC
TIDM	WOS
Headline	Holding(s) in Company
Released	11:35 29-Nov-07

RNS Number: 7739I
Wolseley PLC
29 November 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Wolseley plc

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (YES)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation:

Silchester International Investors Limited

4. Full name of shareholder(s) (if different from 3.):

Silchester International Investors International Value Equity Taxable Trust
Silchester International Investors International Value Equity Trust
Silchester International Investors International Value Equity Group Trust
Silchester International Investors Tobacco Free International Value Equity Trust
The Calleva Trust

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

27 November 2007

6. Date on which issuer notified:

28 November 2007

7. Threshold(s) that is/are crossed or reached:

3%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction

	Number of shares	Number of voting Rights

Resulting situation after the triggering transaction

	Number of voting rights		% of voting rights
Number of Shares	Direct	Indirect	Direct	Indirect

20,149,238	20,149,238	0	3.05	0

B: Financial Instruments

Resulting situation after the triggering transaction

Type of Financial Instrument	Expiration Date	Exercise conversion Period/Date	No. of voting rights that may be acquired (if the instrument is exercised/converted)	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights

20,149,238	3.05%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

N/A

Proxy Voting:

10. Name of the proxy holder: Silchester International Investors Limited

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information:

Silchester International Investors Limited ("Silchester") acts as investment manager for the clients detailed in Question 4 above (our "Clients"). In acting for our Clients, Silchester are given full discretion over their investments and are empowered to ote on their behalf. However, we do not act as our Clients' custodian and therefore shares are not held in our name but in the name of each Clients's custodian bank.

14. Contact name:

Richard I. Shoylekov

15. Contact telephone number:

0118 929 8700

This information is provided by RNS
The company news service from the London Stock Exchange

END